[Commonwealth Capital Corp. Letterhead]

February 26, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C.  20549-7010

RE:           Commonwealth Income & Growth Fund VII, LP
                      Form S-1 filed on December 19, 2008
                      File No. 333-156357

Dear Ms. Long:

Today we are filing Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 for the above Issuer.  Please find below our responses to the Staff’s comment letter dated January 16, 2009.  This amendment reflects the changes requested by the Staff in its comment letter.  For the Staff’s convenience, the Staff’s comments are set forth in bold before each response.

General

1.	Please revise the outside front cover of the prospectus in the following manner:

•	Provide a more detailed “subject to completion” legend as required by Item 501(b)(10) of Regulation S-K.
•	As you state in the fifth bulleted paragraph on page 7, clarify that only two of your general partner’s six prior public funds have gone full cycle to liquidity.

The legend language suggested by Item 501(b)(10)(iv) has been added to the left margin of the front cover of the prospectus.  Also, the ninth bulleted item on the prospectus cover has been corrected to indicate that there were six prior public programs.

Compensation to the General Partner and Affiliates, page 37

2.
In the first bulleted paragraph on page 10, you state that you will pay CCSC an underwriting commission of up to 10.0% of the capital contributions, which is to include a 1% marketing reallowance amount that you offer to your retail brokers if they meet certain sales targets.  One page 37, you state that you will pay the CCSC only up to 9.0% of capital contributions as underwriting commissions, and you discuss separately the 1% marketing reallowance amount.  Please reconcile this disclosure and clarify whether, if your retail brokers do not meet their sales targets, the unearned reallowance amount will be retained by CCSC as underwriting commission or will be returned to the fund for investment.

CCSC will not retain any amount of the Marketing Reallowance that is not earned by, and paid to, retail brokers.  Any unused portion of the 1% set aside for the Marketing Reallowance will be returned to CIGF7 by CCSC.  Therefore, we find it more accurate to describe the total commission payable as 9%, and to separately discuss the Marketing Reallowance as a separate fee.

The disclosure in the first bulleted paragraph on page 10 has therefore been revised to disclose total commissions of 9%, and a new bulleted paragraph has been added to discuss the Marketing Reallowance.  This change makes the page 10 disclosure consistent with the page 38 disclosure.  Page 38 as currently written discloses that CCSC will not retain any amount of the Marketing Reallowance that is not paid to a retail broker, and therefore similar disclosure has been added to the new bullet point on page 10.

Prior Offerings by Affiliates, page 44

3.
We note from your prior performance tables that the offering for Fund V was completed February 24, 2006.  In your discussion of prior offerings, please disclose this date as well as the percentage of Fund V units offered that were ultimately sold.

The disclosure, now on page 46, has been revised to state the percentage of units offered that were ultimately sold (100%).  We note that the February 24, 2006 offering completion date is currently disclosed in the Fund V discussion on page 46.

United States Federal Income Tax Considerations, page 52

Disposition of Units – Gifts of Units, page 62

4.	Please review your disclosure in this section to specifically address the requirements of the third paragraph of Part 12.H of Industry Guide 5.

The disclosure, now on page 64, has been revised to address the impact of an investor giving a gift of his or her units, as required by Part 12.H of Industry Guide 5.

Reports to Limited Partners, page 80

5.
Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of applicable periods rather than within 90 and 45 days.  See Part 15 of Industry Guide 5.

The 120 day and 60 day time periods are derived from the NASAA Statement of Policy for Equipment Programs, Section VI.C.2. (quarterly reports) and VI.C.5. (annual reports), with which the issuer is required to comply in order to register its offering in most States.  While shorter time periods would be permitted, we note that regardless of the NASAA requirements, the issuer will file timely Forms 10-K and 10-Q with the Commission within the time periods required by the Exchange Act.  After the filing of periodic reports, the information contained in those reports will be reformatted into quarterly and annual reports, which are distributed to investors within the 120-day and 60-day time periods.

We note that Part 15(3) of Industry Guide 5 requires the program to disclose whether the annual report will be provided within 90 days of the end of the fiscal year, rather than requiring that it actually be provided within 90 days.

Where You Can Find Additional Information, page 82

6.	The address of the U.S. Securities and Exchange Commission, including its public reference room, is 100 F. Street, N.E., Washington DC 20549. Please revise your disclosure accordingly.

The disclosure, now on page 84 of the prospectus, has been revised to reflect the new address of the Commission.

Table II – Prior Performance Tables

7.
Please include a narrative introduction prior to your performance tables section as well as prior to each individual table, as provided in the Instructions to Appendix II of Industry Guide 5.  In addition, please explain in your narrative sections how the tabular information regarding your more dated funds (i.e., those not managed by CCSC) is relevant to the current offering.

We have added a narrative introduction to the prior performance tables section, as well as a brief narrative introduction to each individual table.  In the introduction to the tables section overall, we have added a discussion of the reason for distinguishing between offerings during which CCSC either did or did not serve as dealer manager.

Compensation to General Partners and Affiliates (Table II)

8.	Please include the underwriting fees in this table.

Table II has been revised to include total underwriting fees as a separate line item.

Equipment Sales (Table V)

9.
Please revise your Table V disclosure to only include sales or disposals of property occurring within the most recent three years.  See Instruction 1 to the Instructions to Table V, Appendix II, Industry Guide 5.

Table V has been revised to delete all disposals of property that occurred prior to 2006.  This table now shows equipment disposals for the three full calendar years of 2006, 2007 and 2008, to the extent applicable.

Equipment Acquisitions (Table VI)

10.
Please revise your Table VI disclosure to only include property acquisitions occurring with the most recent three years.  See Instruction 2 to the Instructions to Table VI, Appendix II, Industry Guide 5.

Table VI has been revised to delete all property acquisitions that occurred prior to 2006.  This table now shows equipment acquisitions for the three full calendar years of 2006, 2007 and 2008, to the extent applicable.

Item 16.  Exhibits and Financial Statement Schedules

11.
We note from the risk factor discussion on page 17 under the caption beginning “Our Sponsor, Commonwealth Capital Corp., depends upon the profitability of affiliates…” that your general partner has loaned your sponsor $1,000,000 and that your CEO has personally guaranteed this loan.  Please file the underlying loan agreements as exhibits.

The two loans are evidenced by two separate Promissory Notes.  One note is a note from Commonwealth of Delaware, Inc., a direct, wholly-owned subsidiary of Commonwealth Capital Corp., and parent of the General Partner.  The other note is a personal note from Kimberly Springsteen-Abbott (formerly Kimberly MacDougall) and her late husband, George Springsteen, to Commonwealth of Delaware. Both notes are payable on demand.  These notes have been filed as exhibits to the amended registration statement.

Exhibit 5.1 – Opinion of Greenberg Traurig, LLP

12.	Please have counsel revise its opinion in accordance with the following:

•	Provide the omitted date of the Certificate of Officer of the Partnership referenced in the second paragraph.
•
Remove the assumptions in the second paragraph of the legal opinion that begin with “…(i)the due formation…”and “(ii) the due authorization…” or have counsel explain why it believes these assumptions are appropriate.

•	In the penultimate paragraph, remove the language “… and limited in all respects to matters of Pennsylvania law…” Counsel may include a statement, if true, that is only opining as to Pennsylvania law.
•
In the penultimate paragraph, remove the language”…subject to terms of the Partnership Agreement and the Subscription Agreement…”and “…subject to the terms of the Partnership agreement, the Subscription Agreement and Sections 8542 and 8558 of the Pennsylvania Act…”

•	In the last paragraph, remove the sentence that begins with “The opinions expressed herein are intended solely for the benefit of the addressee…”

A revised opinion has been submitted with the amended registration statement as Exhibit 5.1, replacing the original Exhibit 5.1.

           With respect to the assumptions in the second paragraph of the legal opinion that begin with “…(i) the due formation…” and “(ii) the due authorization…”, the assumptions are appropriate because counsel does not yet know the identities of the entities or individuals who will subscribe for Units and execute the Partnership Agreement and the Subscription Agreement.  Therefore, it is not possible for counsel to review the organizational documents of any entity that may become a signatory to those documents to determine whether that entity is (a) with respect to assumption (i), duly formed or organized, validly existing and in good standing, and therefore capable of becoming a signatory to such documents, or (b) with respect to assumption (ii), authorized to enter into such documents, executed and delivered such documents to the General Partner of the Partnership, and in turn, has taken the actions necessary to become a Limited Partner by acquiring the Units.  If an entity or individual (with respect to assumption (ii) only) is not capable or authorized to enter into the Partnership Agreement or Subscription Agreement, or has not executed and delivered the Partnership Agreement or Subscription Agreement, it will not become a Limited Partner and accordingly, the Units will not be validly issued with respect to that particular entity or individual.

           Further, the qualifications in the penultimate paragraph, specifically the language “…subject to the terms of the Partnership Agreement and the Subscription Agreement…” and “subject to the terms of the Partnership Agreement, the Subscription Agreement and Sections 8542 and 8558 of the Pennsylvania Act…” are appropriate and necessary to provide the opinion.  The terms “fully-paid” and “nonassessable” are rooted in corporate law.  While these terms are specifically defined in the corporate codes of some jurisdictions, they are not defined in the Pennsylvania Act.  The term “fully-paid” is commonly understood by legal practitioners to mean that the consideration required by the corporate action (or, in this case, limited partnership action) authorizing their issuance has been received in full by the company and that the consideration received satisfied the requirements of the state corporation law and the requirements, if any of the company’s organizational documents.  The term “nonassessable” is commonly understood by legal practitioners to mean that once the original purchase price has been paid (that is, the subject of the previously described “fully-paid” opinion), holders of shares or other interests in a company will not as a result of their ownership be subject to assessments by the company under the corporation law of the state in which the company was incorporated.  Since the Pennsylvania Act does not define either of the terms, counsel must use the commonly understood meanings of “fully-paid” and “nonassessable” to deliver an opinion under Pennsylvania law, which in turn require the qualifications in the penultimate paragraph.  The first qualification means that the Units will be “fully-paid” once a prospective limited partner pays the consideration required to be paid by the Partnership Agreement and the Subscription Agreement.  The second qualification means that, under certain circumstances, as outlined in the Partnership Agreement, Subscription Agreement and Sections 8542 and 8588 of the Pennsylvania Act, Limited Partners may be obligated to make payments in accordance with the Partnership Agreement, Subscription Agreement and Sections 8542 and 8588 of the Pennsylvania Act.

           Finally, counsel has not removed the last sentence of the opinion as requested.  Instead, the opinion has been revised to permit reliance by a Limited Partner.  While counsel is not aware of any other individual or entity who should be permitted to rely on the opinion for any other reason, counsel will consider listing any other individual or entity requested by the Commission or the staff.

Item 17. Undertakings

13.	Please revise your filing to include the undertakings required by Parts 20.A (c) and 20.D of Industry Guide 5.

The registration statement has been revised to include the undertaking required by Part 20.A(c) of Industry Guide 5.

With respect to the first undertaking required by part 20.D. of Industry Guide 5, we discussed with Mr. Hagen Ganem of the Commission Staff our position that this undertaking, as written, seems to apply specifically to real estate acquisitions, rather than the much smaller commercial transactions involving information technology equipment in which the Issuer plans to engage.  The Issuer will purchase lease schedules typically ranging from $50,000 to $750,000, which are considered “small ticket” leases within the industry.  As such, the requirement to file a sticker supplement for each and every acquisition is extremely burdensome and costly to the Issuer.  It is foreseeable that multiple acquisitions could be made within a single week, and therefore the number of sticker supplements would be very high over the course of a two-year offering.  Further, compliance with the sticker requirement as of any particular date would be difficult for the Issuer and the retail brokers if sticker supplements were being filed every few days.  We therefore propose to include an undertaking similar to that required by part 20.D., but with somewhat more practicable triggers, with which an equipment program such as the Issuer can comply.

Also, it is our understanding that Rule 3-14 of Regulation S-X, requiring financial statements of acquired properties in certain circumstances, can not be practicably applied to the acquisitions of the leased technology equipment that the Issuer intends to acquire.  Specifically, while commercial real properties, especially those held by a Special Purpose Entity, typically would have historical financial statements available disclosing the financial performance of the property, this is not the case for a schedule of newly acquired and leased personal property.  The Issuer intends to purchase or originate leases of new equipment only.  Even assuming that used, previously leased equipment were to be purchased, standard business practice in the equipment leasing industry does not provide for audited financial statements covering, for example, a schedule of laptop computers, photocopiers, or similar equipment.  Doing so would be cost prohibitive and extremely burdensome.  We therefore have not included language requiring audited financial statements (as required by Rule 3-14 of Reg. S-X) for acquired properties in our proposed undertaking.

We propose the following undertaking in lieu of that required by Item 20.D.:

“The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each property not identified in the prospectus the purchase price of which represents 10% or more of the registrant’s total assets at the time of acquisition.  The registrant further undertakes to consolidate all such stickers, and to describe all purchases of properties, regardless of size, into any post-effective amendment filed during the distribution period, with the information contained in such amendment provided simultaneously to the existing Limited Partners. Each sticker supplement should disclose all compensation and fees received by the General Partner(s) and its affiliates in connection with any such acquisition.”

Commonwealth Income & Growth Fund VII, LP Audited Financial Statement

General

14.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

We note the updating requirements of Rule 8-08 of Regulation S-X.  If the registration statement is not effective prior to the stale date of any financial statements included therein, the registration statement will be amended to include updated, interim financial statements of the appropriate entity or entities.

15.
To the extent that a comment below has been referenced to a specific set of financial statements, please also consider whether the other annual and interim financial statements included in this filing could be improved by providing the requested disclosure.

Certain of the disclosures requested below have been added to financial statements not specifically addressed by the comments.  Specifically, a statement of the fiscal year end date (Comment 18) has been added to pages F-18 and F-28 for Commonwealth Capital Corp.
Comment 16 has been addressed on the page F-2 heading, on page F-3, Note A and heading, and on page F-10, Note A.

Report of Independent Registered Public Accounting Firm, page F-1

16.
In various places throughout your filing, you appear to use the names Commonwealth Income & Growth Fund VII, LP and Commonwealth Income & Growth Fund VII interchangeably.  Please revise your filing throughout to use one consistent name.

All sections of the filing have been reviewed and revised as needed to use the name Commonwealth Income & Growth Fund VII, LP whenever the full name of the issuer is used.

Note A – Nature of Business, page F-3

17.
You disclose that the General Partner’s initial contribution was $1,000, however, your balance sheet appears to reflect a slightly different figure of $1,050.  Please revise your filing accordingly so that the amounts presented are consistent.

The General Partner’s initial contribution was in fact $1,000.  However, the General Partner received a promotional gift of $50 from TD Bank upon opening the General Partner’s accounts (two accounts, each receiving a $25 promotion).  This causes the cash balance to be $1,050, but does not increase the General Partner’s actual contribution.  The additional $50 is accounted for as interest income.

18.	Please revise to disclose your fiscal year-end.

Note A on page F-3 has been revised to state that the issuer’s fiscal year ends on December 31.

Commonwealth Income & Growth Fund, Inc. Audited Financial Statements

Note B - Summary of Significant Accounting Policies, page F-7

19.	Please revise to disclose the amount of cash held as of each period end that exceeded federally insured amounts.

Note B to both the audited and unaudited balance sheets (pages F-7 and F-11, respectively) have been revised to disclose that as of each period end, the General Partner’s cash balances did not exceed federally insured amounts.

Commonwealth Capital Corp. Audited Financial Statements

Consolidated Balance Sheets, page F-15

20.	Please revise your footnotes to explain what the Accumulated Shareholder Distributions line item represents and how you account for Accumulated Shareholder Distributions.

Per a retirement agreement dated April 14, 2006 between Commonwealth Capital Corp. (“CCC”) and George S. Springsteen (shareholder), CCC agreed to pay on his behalf certain outstanding debts related to CCC.  As payments were made in accordance with the retirement agreement, these were accounted for as an equity transaction in the form of a shareholder distribution.  The total amount paid to date is the accumulated shareholder distribution.

Note A – Nature of Business, page F-18

21.
You had receivables from income funds of $722,373 as of February 29, 2008 and $1,018,039 as of October 31, 2008.  You forgave $113,582 in fees and reimbursable expenses from two Income Funds during the year ended February 29, 2008 and $228,000 in fees and reimbursable expenses due from two Income Funds during the eight months ended October 31, 2008.  Please revise your disclosure to more clearly explain how you evaluate the collectability of receivables from Income Funds as of each period.  Please supplementally tell us how the Income Funds account for the forgiveness of fees and reimbursable expenses.

The parent company regularly reviews the collectability of its receivables and the credit worthiness of its customers and adjusts its allowance for doubtful accounts accordingly.  We evaluate receivables from affiliated funds the same way we would evaluate a receivable from an unrelated party, except that we are able to assess the applicable fund’s distribution levels, operational needs and overall financial status, and we determine if a reserve should be established or if the receivable should be forgiven.  A statement to this effect, and a statement that the income funds treat forgiveness as a capital transaction, has been added to the footnotes on pages F-18 and F-28.

We have revised our disclosures in accordance with the above comments, which changes are reflected in today’s pre-effective amendment.  Enclosed please find three marked courtesy copies of the revised prospectus for the Staff’s review.  In addition, we are submitting herewith two items of sales literature we propose to use in connection with this offering, (i) an Offering Summary and (ii) a Brochure.  Each of these items will be accompanied or preceded by a prospectus, and full-graphic samples can be created and provided to the Commission upon request.

Sincerely,
COMMONWEALTH CAPITAL CORP.

By: /s/ Richard G. Devlin
Richard G. Devlin,
Vice President and General Counsel

cc:           Phil Pillar, Esq.
Kimberly A. Springsteen-Abbott